
December 4, 2020

Michael Escalante
Chief Executive Officer
Griffin Capital Essential Asset REIT, Inc.
1520 E. Grand Avenue
El Segundo, CA 90245

      Re: Griffin Capital Essential Asset REIT, Inc.
          Form S-4
          Filed November 25, 2020
          File No. 333-250962

Dear Mr. Escalante:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Stacey P. McEvoy, Esq.